UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                                 CIMA Labs, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    171796105
                                 (CUSIP Number)

                               Hugh L. McColl, III
                          Mangan & McColl Partners, LLC
                         100 N. Tryon Street, Suite 5130
                               Charlotte, NC 28202
                                 (704) 376-8100
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                  June 17, 2004
             (Date of Event which Requires Filing of this Statement)







If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 171796105

1. Names of Reporting Persons:
   I.R.S. Identification Nos. of above persons (entities only):

   Mangan & McColl Partners, LLC
................................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ]
(b) [ ]
................................................................................
3. SEC Use Only

................................................................................
4. Source of Funds (See Instructions):

   OO
................................................................................
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

   [ ]
................................................................................
6. Citizenship or Place of Organization:

   Delaware
................................................................................
         Number of                       7. Sole Voting Power:   1,000,000
                                            ...................................
         Shares Beneficially             8. Shared Voting Power:  None
                                            ...................................
         Owned by Each
         Reporting                       9. Sole Dispositive Power:   1,000,000
                                            ...................................
         Person With                    10. Shared Dispositive Power: None
                                            ...................................
................................................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,000,000
................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):

    [   ]
................................................................................
13. Percent of Class Represented by Amount in Row (11):

    6.8%
................................................................................
14. Type of Reporting Person (See Instructions):

    IA, OO
................................................................................

CUSIP No.: 171796105

1. Names of Reporting Persons:
   I.R.S. Identification Nos. of above persons (entities only):

   John F. Mangan, Jr.
................................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ]
(b) [ ]
................................................................................
3. SEC Use Only

................................................................................
4. Source of Funds (See Instructions):

   OO
................................................................................
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

   [ ]
................................................................................
6. Citizenship or Place of Organization:

   Delaware
................................................................................
         Number of                        7. Sole Voting Power:   1,000,000
                                          .....................................
         Shares Beneficially              8. Shared Voting Power: None
                                          .....................................
         Owned by Each
         Reporting                        9. Sole Dispositive Power: 1,000,000
                                          .....................................
         Person With                      10. Shared Dispositive Power: None
                                          .....................................
................................................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,000,000
................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):

    [ ]
................................................................................
13. Percent of Class Represented by Amount in Row (11):

    6.8%
................................................................................
14. Type of Reporting Person (See Instructions):

    HC, IN
................................................................................

CUSIP No.: 171796105

1. Names of Reporting Persons:
   I.R.S. Identification Nos. of above persons (entities only):

   Hugh L. McColl, III
................................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ]
(b) [ ]
................................................................................
3. SEC Use Only

................................................................................
4. Source of Funds (See Instructions):

   OO
................................................................................
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

   [ ]
................................................................................
6. Citizenship or Place of Organization:

   Delaware
................................................................................
         Number of                  7. Sole Voting Power:   1,000,000
                                    ...........................................
         Shares Beneficially        8. Shared Voting Power:  None
                                    ...........................................
         Owned by Each
         Reporting                  9. Sole Dispositive Power:  1,000,000
                                    ...........................................
         Person With                10. Shared Dispositive Power:
                                    ...........................................
................................................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,000,000
................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):

    [ ]
................................................................................
13. Percent of Class Represented by Amount in Row (11):

    6.8%
................................................................................
14. Type of Reporting Person (See Instructions):

    HC, IN
................................................................................

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the shares of common stock, $0.01 par value per share (the "Common Stock") of CIMA Labs, Inc., a Delaware corporation (the "Issuer") acquired by private investment funds managed and/or advised by Mangan & McColl Partners, LLC ("Mangan & McColl"). The principal executive offices of the Issuer are located at 10000 Valley View Road, Eden Prairie, MN 55344-9361.

Item 2.  Identity and Background

This statement on Schedule 13D is filed on behalf of Mangan & McColl Partners, LLC, a Delaware limited liability company and John F. Mangan, Jr. and Hugh L. McColl, III, each an American citizen. Mangan & McColl's principal business is acting as the managing member and/or investment adviser for two or more private investment funds. John Mangan and Hugh McColl are the managing members of Mangan & McColl and each owns a 50% equity interest in Mangan & McColl. The address of Mangan & McColl is 100 North Tryon Street, Suite 5130, Charlotte, NC 28202.

The names, citizenship, business addresses and principal occupations of each of the managing members and executive officers of Mangan & McColl are set forth in Schedule A, which is incorporated herein by reference.

During the last five years neither Mangan & McColl, John Mangan, Hugh McColl nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The transactions reported hereunder with respect to the Common Stock purchased or sold by the reporting person were consummated by two or more private investment funds for which Mangan & McColl acts as the managing member and/or investment adviser. The source of funds for the purchase transactions was the working capital of such investment funds. As set forth on Exhibit B, (i) the total purchase price for the Common Stock purchased within the last 60 days of June 24, 2004 was $32,235,033; and (ii) the total sales price for the Common Stock sold within the last 60 days of June 24, 2004 was $7,932,149.

Item 4.  Purpose of Transaction

The Common Stock was acquired for arbitrage, investment and proprietary trading purposes in the ordinary course of business by two or more private investment funds managed and/or advised by Mangan & McColl. Mangan & McColl, John Mangan and/or Hugh McColl reserves the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise. Mangan & McColl, John Mangan and/or Hugh McColl have no plans or proposals, which would relate to or would result in any of the actions to be described in Item 4 of
Schedule 13D.

Item 5. Interest In Securities of the Issuer

(a)-(b) As of June 17, 2004 Mangan & McColl was the beneficial owner of 860,000 shares of Common Stock, which constituted approximately 5.9% of the Issuer's outstanding shares of Common Stock, based upon 14,685,093 shares of Common Stock outstanding as of May 18, 2004, which shares were held by the private funds for which it acts as managing member and/or investment advisor. As of June 24, 2004 Mangan & McColl was the beneficial owner of 1,000,000 of Common Stock, which constituted approximately 6.8% of the Issuer's outstanding shares of Common Stock. Mangan & McColl has sole power to vote and sole power to dispose of the Common Stock. John Mangan and Hugh McColl disclaim any beneficial ownership interest of the Common Stock held by any funds for which Mangan & McColl acts as the managing member and/or investment adviser, except for that portion of such Common Stock that relates to their economic interest in such Common Stock as a minority equity owner in the private investment funds holding such shares.

(c) See Exhibit B attached hereto. All of the transactions in the Common Stock set forth on Exhibit B were consummated as open market transactions by private investment funds for which Mangan & McColl acts as a managing member and/or investment adviser within 60 days of the event which triggered the filing of this Schedule 13D.

(d) The Issuer does not pay a dividend on the Common Stock. The members of (or investors in) each of two or more private investment funds for which Mangan & McColl acts as managing member and/or investment adviser have the right to participate in the proceeds from the sale of the Common Stock held for the accounts of their respective funds in accordance with their respective interests (or investment percentages) in their respective funds.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described in Item 5 above, to the best knowledge of Mangan & McColl, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits

   Exhibit A -- Agreement between Mangan & McColl Partners, LLC, John F. Mangan, Jr. and Hugh L. McColl, III to file this statement jointly on behalf of each of them.

   Exhibit B -- List of transactions in Issuer's Common Stock taking place during the 60 day period preceding this filing.

   Schedule A -- Managing Members and Executive Officers of Mangan & McColl Partners, LLC.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Mangan & McColl Partners, LLC

Dated: June 25, 2004
Charlotte, NC                     By: /s/ Joseph J. Schonberg
                                  ----------------------------------
                                  Name: Joseph J. Schonberg
                                  Title: Chief Financial Officer

Dated: June 25, 2004
Charlotte, NC                     By: /s/ John F. Mangan, Jr.
                                  ----------------------------------
                                  John F. Mangan, Jr.


Dated: June 25, 2004
Charlotte, NC                     By: /s/ Hugh L. McColl, III
                                  ----------------------------------
                                  Hugh L. McColl, III

                                EXHIBIT A

                                AGREEMENT

                      JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of CIMA Labs, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                          Mangan & McColl Partners, LLC

Dated: June 25, 2004
Charlotte, NC             By: /s/ Joseph J. Schonberg
                          ----------------------------------
                          Name: Joseph J. Schonberg
                          Title: Chief Financial Officer

Dated: June 25, 2004
Charlotte, NC             By: /s/ John F. Mangan, Jr.
                          ----------------------------------
                          John F. Mangan, Jr.


Dated: June 25, 2004
Charlotte, NC             By: /s/ Hugh L. McColl, III
                          ----------------------------------
                          Hugh L. McColl, III

                                  EXHIBIT B

                             List of Transactions


Common Stock

   Trade Date       Transaction         Quantity             Price
----------------------------------------------------------------------

5/11/2004               BUY              50,000          $   31.45
5/12/2004               BUY              50,000              31.62
5/18/2004               BUY             150,000              32.07
5/19/2004               BUY              20,000              31.66
5/19/2004               BUY              75,000              31.84
5/20/2004               BUY             365,000              32.26
6/17/2004               BUY              50,000              32.47
6/17/2004               BUY             100,000              32.34
6/18/2004               BUY              65,000              32.98
6/24/2004               BUY              25,000              32.99
6/24/2004               BUY              50,000              33.01
----------------------------------------------------------------------
Total Purchase Price: $32,235,033




Common Stock

   Trade Date       Transaction         Quantity             Price
----------------------------------------------------------------------

4/23/2004              SELL              25,000         $    31.83
4/28/2004              SELL             100,000              31.65
5/04/2004              SELL             125,000              31.77
----------------------------------------------------------------------
Total Sales Price: $7,932,149

                                   SCHEDULE A


Managing Members and Executive Officers of Mangan & McColl Partners, LLC



Name & Principal Occupation      Citizenship     Business Address
---------------------------      -----------     ----------------
John F. Mangan, Jr.                  USA         Mangan & McColl Partners, LLC
Managing Member                                  100 North Tryon Street
                                                 Suite 5130
                                                 Charlotte, NC 28202

Hugh L. McColl, III                  USA         Mangan & McColl Partners, LLC
Managing Member                                  100 North Tryon Street
                                                 Suite 5130
                                                 Charlotte, NC 28202

Joseph J. Schonberg                  USA         Mangan & McColl Partners, LLC
Chief Financial Officer                          100 North Tryon Street
                                                 Suite 5130
                                                 Charlotte, NC 28202